OMNICORDER TECHNOLOGIES INC.
                                25 EAST LOOP ROAD
                           STONY BROOK, NEW YORK 11790
                                 (516) 444-6499


                                                  March 5, 1999


Richard Wulff
Mail Stop 3-4
Office of Small Business
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

                  RE: OmniCorder Technologies Inc. ("OmniCorder") SEC File No. 333-66093

Dear Mr. Wulff:

         This letter is a replacement of an application for withdrawal of OmniCorder's Registration Statements on Form SB-2, as originally filed on October 23, 1998, and subsequently amended on December 15, 1998, January 28, 1999 and February 11, 1999), and on Form 8-A filed on February 11, 1999 (collectively the "Registration Statements"), such application having been filed at 12:37 p.m., Thursday, March 4, 1999. This letter shall replace the previous application for withdrawal of OmniCorder's Registration Statements in its entirety.

         On behalf of OmniCorder, I hereby request that the Registration Statements be withdrawn on the ground that the Underwriter advised OmniCorder that it was not prepared to proceed with the public offering.

         Please advise me at your earliest convenience, whether the Commission will agree to withdraw OmniCorder's Registration Statements pursuant to this application.

                                                  Very truly yours,

                                                   /s/ Mark A. Fauci
                                                  Mark A. Fauci
                                                  President and CEO
                                                  OmniCorder Technologies Inc.